April 19, 2023

U.S. Securities & Exchange Commission
100 F Street, NE
Washington DC 20549-3561

Re: Addition of Principal-Form SBSE-A

To whom it may concern:

The Truist Security-Based Swap Dealer has added two new Principals:

    Thomas Hackett
    Michael Maguire

Mr. Hackett assumed his role as Principal on March 31, 2023. Mr. Maguire assumed his role as Principal on September 15, 2022.

Additionally, one individual that served as Principal of the Truist Security-Based Swap Dealer has left Truist and is being removed as a Principal. The individual is:

    John Gregg

The termination date of Mr. Gregg as a Principal is March 31, 2023.

Thank you,
Stephen DeRubertis
Vice President, Senior Compliance Officer
227 W. Monroe Street, Chicago, IL 60606